
RECEIVED
MAR 0 1 2002
252
SECTION



SECUR 02006577 MMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-36515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~9A-006952-C-1 AUD 12~~
Dolphin & Bradbury Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 John F. Kennedy Blvd., Suite 1140
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradbury 215-567-7545
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockton Bates, LLP
(Name — *if individual, state last, first, middle name*)

600 Robinson Bldg., 42 South 15th	Philadelphia	PA	19102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Bradbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dolphin & Bradbury Incorporated, as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chairman

Title

Notarial Seal
Wendy L. Bradbury, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Apr. 15, 2002



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
352
SECTION

DOLPHIN & BRADBURY INCORPORATED

Financial Statements

and Supplementary Information

December 31, 2001

STOCKTON BATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Dolphin & Bradbury Incorporated
December 31, 2001

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition, December 31, 2001 and 2000	2
Statement of Income for the Years Ended December 31, 2001 and 2000	3
Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2001 and 2000	4
Statement of Cash Flows for the Years Ended December 31, 2001 and 2000	5 - 6
Notes to Financial Statements	7 - 10
Supplementary Information:	
Computation of Alternate Net Capital Pursuant to Rule 15c3-1, December 31, 2001	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, December 31, 2001	12
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3, December 31, 2001	13
Reconciliation of Unaudited Net Capital to Audited Net Capital, December 31, 2001	14
Reconciliation of Unaudited Statement of Financial Condition to Balance Sheet, December 31, 2001	15

STOCKTON BATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Dolphin & Bradbury Incorporated
1617 John F. Kennedy Blvd.
Suite 1140
Philadelphia, Pennsylvania 19103

We have audited the accompanying statement of financial condition of Dolphin & Bradbury Incorporated as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin & Bradbury Incorporated as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stockton Bates, LLP

Certified Public Accountants

Philadelphia, Pennsylvania

January 24, 2002

42 South 15th Street, Suite 600 • Philadelphia, Pennsylvania 19102 • (215) 241-7500 • Fax (215) 567-3813
Member of the American Institute of Certified Public Accountants and TAG International
Offices in Lancaster, Pennsylvania and Westmont, New Jersey

DOLPHIN & BRADBURY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

Dolphin & Bradbury Incorporated

Statement Of Financial Condition

ASSETS

December 31:	2001	2000
CASH	$ 318,408	$ 120,035
DUE FROM CLEARING AGENT	329,019	310,887
ACCRUED INTEREST RECEIVABLE	31,013	19,267
TRADING INCOME RECEIVABLE	47,914	3,158
INVENTORY OF PENNSYLVANIA BONDS OWNED AT MARKET VALUE	4,130,736	1,961,851
EQUIPMENT, AT COST, less accumulated depreciation of $315,971 and $296,204	62,589	65,409
SECURITY DEPOSITS	67,515	72,670
INVESTMENT DEPOSITS	83,900	83,900
TOTAL ASSETS	$5,071,094	$2,637,177

See Accompanying Notes

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31:	2001	2000
LIABILITIES:		
Short-term loans in excess of margin account	**$2,547,933**	$ 475,994
Other payables	**214,521**	10,743
Accrued taxes	**7,598**	6,252
Total liabilities	**2,770,052**	492,989
STOCKHOLDERS' EQUITY:		
Common stock, par value $400 per share; authorized 5,000 shares; issued 1,062 shares	**424,800**	424,800
Additional paid-in capital	**1,072,230**	1,072,230
Retained earnings	**1,333,100**	1,176,246
	2,830,130	2,673,276
Less treasury stock, at cost, 300 shares	**529,088**	529,088
Total stockholders' equity	**2,301,042**	2,144,188
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$5,071,094**	$2,637,177

Dolphin & Bradbury Incorporated

Statement Of Income

Year Ended December 31:	2001	2000
REVENUES:		
Trading	$2,224,843	$1,777,157
Management and underwriting	470,621	188,397
Interest	51,937	263,298
Computer services	10,430	20,200
Bank and clearance	49,021	35,672
Word processing services	112,050	46,250
Financial advisory fees	248,459	451,164
Miscellaneous	162,651	75,649
Total revenues	3,330,012	2,857,787
EXPENSES:		
Employee compensation and benefits	1,252,745	1,126,435
Profit-sharing contribution	148,165	
Clearing and bank fees	77,402	92,010
Commissions	369,553	264,505
Communications	26,429	34,537
Promotion	100,102	108,823
Occupancy and equipment	156,901	145,963
Data processing	19,902	21,094
Interest	19,796	132,747
Other operating expenses	454,396	464,072
Total expenses	2,625,391	2,390,186
NET INCOME	$ 704,621	$ 467,601

See Accompany Notes

DOLPHIN & BRADBURY INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

Dolphin & Bradbury Incorporated

Statement Of Changes In Stockholders' Equity

Years Ended December 31, 2001 and 2000:

	Common Stock	
	Shares	Amount
BALANCE, JANUARY 1, 2000	1,062	$424,800
Net income for 2000		
Distributions to stockholders		
BALANCE, DECEMBER 31, 2000	1,062	424,800
Net income for 2001		
Distributions to stockholders		
BALANCE, DECEMBER 31, 2001	1,062	$424,800

Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
		Shares	Cost	
$1,072,230	$1,020,022	300	($529,088)	$1,987,964
	467,601			467,601
	(311,377)			(311,377)
1,072,230	1,176,246	300	(529,088)	2,144,188
	704,621			704,621
	(547,767)			(547,767)
$1,072,230	$1,333,100	300	($529,088)	$2,301,042

Dolphin & Bradbury Incorporated

Statement of Cash Flows

Increase (Decrease) in Cash

Year Ended December 31:	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 704,621	$467,601
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	20,247	21,676
Change in operating assets and liabilities:		
Increase in accrued interest receivable	(11,746)	(8,455)
(Increase) decrease in due from clearing agent	(18,132)	28,225
Decrease in payroll tax refund receivable		20,838
(Increase) decrease in trading income receivable	(44,756)	577
Increase in inventory of Pennsylvania bonds	(2,168,885)	(755,434)
Decrease in security deposits	5,155	
Increase (decrease) in other payables	203,778	(1,483)
Increase in accrued taxes and payroll taxes	1,346	2,005
Total adjustments	(2,012,993)	(692,051)
Net cash used in operating activities	(1,308,372)	(224,450)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(17,427)	
Payment for investments deposits		(83,900)
Net cash used in investing activities	(17,427)	(83,900)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds (repayments) under short-term financing arrangement	2,071,939	$632,246
Distributions to stockholders	(547,767)	(311,376)
Net cash provided by financing activities	1,524,172	320,870

(Continued)

Dolphin & Bradbury Incorporated

Statement Of Cash Flows

Increase (Decrease) in Cash

Year Ended December 31:	2001	2000
NET INCREASE IN CASH	$198,373	$ 12,520
Cash, beginning of year	120,035	107,515
CASH, END OF YEAR	$318,408	$120,035

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$ 20,623	$132,747
Income taxes	$ -	$ -

See Accompanying Notes

Dolphin & Bradbury Incorporated

Notes To Financial Statements
December 31, 2001

1. DESCRIPTION OF BUSINESS:

The Company is a "fully disclosed" broker/dealer engaged in the trading and underwriting of municipal bonds, dealing mainly in Pennsylvania municipal bonds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue and Cost Recognition:

Securities transactions and the related revenue and expenses are recorded in the accounts on a trade date basis.

Securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Equipment:

Equipment is recorded at original cost. Depreciation has been provided based upon the estimated useful lives of the individual assets using both accelerated and straight-line methods.

Income Taxes:

The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income; therefore, no provision or liability for federal income taxes has been included in these financial statements.

Effective January 1, 1999, the Company, with the consent of its stockholders, has elected and received approval to be an "S" Corporation for the state of Pennsylvania. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income; therefore, no provision or liability for Pennsylvania income taxes is included in the December 31, 2001 and 2000 financial statements.

Estimates and Assumptions:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Statement of Cash Flows:

The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties as cash on the accompanying balance sheet.

Dolphin & Bradbury Incorporated

Notes To Financial Statements
December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Advertising Costs:

The Company generally expenses advertising costs, which are nondirect response in nature, at the time that the advertising takes place.

3. CASH DEPOSITED IN FINANCIAL INSTITUTIONS:

The Company maintains cash balances at one financial institution located in Philadelphia, Pennsylvania. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. In the normal course of business, the Company may have deposits that exceed the insured balance.

The Company maintains a cash balance with its independent clearing agent. Cash accounts at this institution are protected by the Securities Investor Protection Corporation up to $100,000. In the normal course of business, the Company may have deposits that exceed the insured balance.

4. SHORT-TERM LOANS AND MARGIN ACCOUNT:

Net short-term loans and margin account of $2,547,933 and $475,994 at December 31, 2001 and 2000, respectively, were for customers' transactions and were collateralized by securities owned by the Company. Interest is at a fluctuating rate that corresponds to the broker call rate (3.50% and 8.25% as of December 31, 2001 and 2000, respectively) plus 1/4%.

5. COMMITMENTS:

In the normal course of business, the Company enters into when-issued and underwriting commitments. No when-issued commitments for the purchase of securities were open at December 31, 2001 and 2000.

6. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1(f) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital under the alternative net capital requirement. At December 31, 2001, the Company had net capital and net capital requirements of approximately $1,257,540 and $250,000, respectively. There were no aggregate debits at December 31, 2001. The amount of excess net capital was $1,007,540.

The Company anticipates that it may be necessary to distribute up to $200,000 to the shareholders in order to assist them in payment of their individual income taxes. These distributions will not cause the Company to be in violation of the Net Capital Requirements pursuant to Rule 15c3-1.

Dolphin & Bradbury Incorporated

Notes To Financial Statements
December 31, 2001

7. LEASE COMMITMENTS:

The Company rents office facilities in Philadelphia, Pennsylvania under an operating lease agreement. The lease provides that the Company will pay its pro rata share of operating expenses and real estate taxes.

Minimum rentals under this lease for the next five years are as follows:

2002	$73,809
2003	31,141
Thereafter	-0-

Total rent expense for the years ended December 31, 2001 and 2000 amounted to $71,578 and $69,347, respectively.

The Company leases five automobiles under the terms of operating leases which are cancelable by the Company during the lease term. Rental expense under these leases was $65,071 and $54,940 for the years ended December 31, 2001 and 2000, respectively.

8. SIMPLIFIED EMPLOYEE PENSION PLAN:

During 2001 and 2000, the Company allowed for a salary reduction arrangement (SARSEP) in addition to its Simplified Employee Pension Plan. Such arrangement is allowed due to the fact that the Company employed 25 or fewer employees during the preceding year. Under the salary reduction arrangements of the SARSEP, an employee who participates in the SARSEP may elect to have the Company make contributions to the SEP on his behalf, or pay him in cash. The Company will contribute $148,165 and $-0- to the SEP for 2001 and 2000, respectively.

9. RELATED PARTY TRANSACTIONS:

One of the stockholders of the Company owns stock in a bank. Purchases of bonds and notes from that bank totaled $21,065,231 and $30,051,744 in 2001 and 2000, respectively. Sales of bonds and notes to that bank amounted to $81,534,421 and $29,883,853 in 2001 and 2000, respectively.

Dolphin & Bradbury Incorporated

Notes To Financial Statements
December 31, 2001

10. CLEARING AGREEMENT:

The Company has a clearing agreement with an independent clearing agent. Under the agreement the clearing agent performs clearing, execution and other services related to the securities business. As a result thereof, the Company no longer has receivables from, or payables to, customers.

Provisions of the agreement include requirements for maintaining certain minimum net capital balances above the $250,000 minimum requirement of the Securities and Exchange Commission.

11. ADVERTISING EXPENSE:

Expenditures for advertising amounted to $16,286 and $27,721 for the years ended December 31, 2001 and 2000, respectively.

SUPPLEMENTARY INFORMATION

Dolphin & Bradbury Incorporated

Computation Of Alternate Net Capital Pursuant To Rule 15c3-1

December 31, 2001:

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
2% of combined aggregate debit items	$ -0-	
Minimum dollar net capital requirement	250,000	
NET CAPITAL REQUIRED		$ 250,000
EXCESS NET CAPITAL:		
Net capital	$1,257,540	
Less net capital required	250,000	
		$1,007,540
NET CAPITAL TO AGGREGATE DEBITS ($1,257,540 divided by $-0-)		N/A
NET CAPITAL IN EXCESS OF $120,000:		
Net capital	$1,257,540	
Less	120,000	
		$1,137,540

Dolphin & Bradbury Incorporated

Computation For Determination Of Reserve Requirements Pursuant To Rule 15c3-3

December 31, 2001:

The Company is exempted from Rule 15c3-3 under Section (k)(2)(B).

Dolphin & Bradbury Incorporated

Information Relating To The Possession Or Control Requirements Pursuant To Rule 15c3-3

December 31, 2001:

The Company is exempted from Rule 15c3-3 under Section (k)(2)(B).

Dolphin & Bradbury Incorporated

Reconciliation Of Unaudited Net Capital To Audited Net Capital

December 31, 2001:

NET CAPITAL PER UNAUDITED REPORT	$1,390,993
LESS:	
Increase in non-allowable assets	47,689
Net increases in accrued expenses	186,995
	234,684
ADD:	
Decrease in undue concentrations due to application of presumed marketability test	3,708
Decrease in haircuts due to application of presumed marketability test	46,614
Increase in trading income	50,909
	101,231
NET CAPITAL PER AUDITED REPORT	$1,257,540

Dolphin & Bradbury Incorporated

Reconciliation Of Unaudited Statement Of Financial Condition To Balance Sheet

December 31, 2001:	
Total ownership equity as submitted on the unaudited statement of financial condition - FOCUS REPORT FORM X-17A-5	$2,435,699
LESS:	
Net increases in accrued expenses	186,995
	186,995
ADD:	
Decrease in depreciation	1,429
Difference in securities valuation, between GAAP and presumed marketability test valuation	625,284
Increase in trading income	50,909
	52,338
TOTAL STOCKHOLDERS' EQUITY AS STATED ON THE BALANCE SHEET AT DECEMBER 31, 2001	$2,301,042